Tecnoglass Inc.

Avenida Circunvalar a 100 mts de la Via 40

Barrio Las Flores, Barranquilla

Colombia

(57)(5)3734000

September 27, 2016

VIA EDGAR

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Tecnoglass Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-213735 ( the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 P.M., September 29, 2016, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

TECNOGLASS INC.

By:	/s/ Jose M. Daes
Jose M. Daes, Chief Executive Officer